UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on November 27, 2015, by Panasonic Corporation (the registrant), announcing the merger to absorb wholly-owned subsidiary, Panasonic Epco Energy Services Co., Ltd.

2.	News release issued on November 27, 2015, by the registrant, announcing the company split to integrate automotive module devices business of wholly-owned subsidiary, Panasonic Semiconductor Solutions Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: December 1, 2015

November 27, 2015

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)	Yukie Takakuwa (Japan)
Public Relations Department	Disclosure & Investor Relations Office
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	(Tel: +1-201-348-7000)

Jim Reilly (U.S.)	Hiroko Carvell (Europe)
(Tel: +1-201-392-6067)	(Tel: +44-134-470-6982)

Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces the Merger to Absorb Wholly-Owned Subsidiary,

Panasonic Epco Energy Services Co., Ltd.

(Simplified and Short Form Merger)

Osaka, Japan, November 27, 2015 – Panasonic Corporation ([TSE:6752] “Panasonic”) today announced that its Board of Directors has decided to absorb Panasonic Epco Energy Services Co., Ltd. (“P&E”), a wholly-owned consolidated subsidiary of Panasonic (the “Merger”). The Merger is expected to take effect on January 5, 2016 (planned).

The Merger will be conducted through a simplified absorption-type merger to absorb a wholly-owned subsidiary, accordingly, some of the matters and details for disclosure relating to the merger have been omitted.

1. Purpose of the Merger

With regard to the business related to Electricity Systems Reform including full deregulation of the electricity retail market, scheduled in April 2016, Panasonic aims to implement a development of the related-business by swiftly corresponding to the changes of institution and industry trends for further growth.

2. Summary of the Merger

(1)	Schedule of the Merger

November 27, 2015	Resolution of the Board of Directors on the Merger
November 27, 2015	Signing of the merger agreement
January 5, 2016 (planned)	Effective date of the merger

(Note: Since, for Panasonic, the Merger falls under a simplified merger as set forth in Article 796, Paragraph 2 of the Companies Act, and for P&E, the Merger falls under a short form merger as set forth in Article 784, Paragraph 1 of Companies Act, resolutions of shareholders’ meetings of both companies concerning approval of the Merger will not be held.)

(2)	Method of the Merger

Panasonic, as the surviving company, will absorb P&E, which will be dissolved upon the Merger.

(3)	Allotment in relation to the Merger

There shall be no allotment of shares or any other consideration with respect to the Merger.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the dissolving company in relation to the Merger

There are no stock acquisition rights or bonds with stock acquisition rights issued by P&E.

3. Outline of Companies that are Parties to the Merger

		Surviving Company (As of September 30, 2015)		Dissolving Company (As of September 30, 2015)
(1)	Corporate name	Panasonic Corporation		Panasonic Epco Energy Services Co., Ltd.

(2)	Head office	1006, Oaza Kadoma, Kadoma-shi, Osaka		1-5-1 Higashi-Shimbashi, Minato-ku, Tokyo

(3)	Name and title of representative	President, Kazuhiro Tsuga		President, Yoshinobu Takegawa

(4)	Principal lines of business	Manufacture and sales of electric and electronic equipment etc.		A power producer and supplier Power wholesale business, power retail business and application service provider business etc.

(5)	Stated Capital	258,740 million yen		150 million yen

(6)	Date established	December 15, 1935		January 31, 2014

(7)	Total number of outstanding shares	2,453,053,497 shares		6,000 shares

(8)	Fiscal year end	March 31		March 31

(9)	Major shareholders and shareholding ratios	Japan Trustee Services Bank, Ltd. (trust account)	5.42%	Panasonic Corporation 100%
		The Master Trust Bank of Japan, Ltd. (trust account)	5.00%
		State Street Bank and Trust Company	3.57%
		Nippon Life Insurance Company	2.81%
		Panasonic Corporation Employee Shareholding Association	1.77%

(10) Financial conditions and business performance for immediately preceding fiscal year

	Panasonic Corporation (Consolidated, U.S. GAAP) (The year ended March 31, 2015)	Panasonic Epco Energy Services Co., Ltd. (Non-consolidated, Japan GAAP) (The year ended March 31, 2015)
Net assets	1,992,552 million yen	190 million yen

Total assets	5,956,947 million yen	224 million yen

Shareholders’ equity per share	788.87 yen	31,690.05 yen

Net sales	7,715,037 million yen	8 million yen

Operating profit	381,913 million yen	(97) million yen

Ordinary income	—	(97) million yen

Net income attributable to Panasonic Corporation / P&E	179,485 million yen	(97) million yen

Net income per share attributable to Panasonic Corporation / P&E	77.65 yen	(16,236.28) yen

Notes:	1. Amounts less than 1 million yen have been rounded to the nearest whole 1 million yen amount.
2. As of September 30, 2015, Panasonic holds 132,162 thousand shares of its common stock.
3. For Panasonic, the amount of “Total equity” on consolidated basis in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP) is presented instead of “Net assets.”
4. As for P&E, the amount of “Net assets per share” is presented in the “Shareholders’ equity per share” column.
5. With respect to Panasonic, the item “Ordinary income” is omitted since such item does not exist under U.S. GAAP which Panasonic adopts on a consolidated basis.

4. Status of Panasonic after the Merger

Panasonic’s corporate name, head office, name and title of representative, principal lines of business, stated capital and fiscal year end shall not be changed by the Merger.

5. Financial Outlook

It is expected that there will not be any material impact of the Merger on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2016.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

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November 27, 2015

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)	Yukie Takakuwa (Japan)
Public Relations Department	Disclosure & Investor Relations Office
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	(Tel: +1-201-348-7000)

Jim Reilly (U.S.)	Hiroko Carvell (Europe)
(Tel: +1-201-392-6067)	(Tel: +44-134-470-6982)

Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces Company Split (Simplified Absorption Type) to

Integrate Automotive Module Devices Business of Wholly-Owned

Subsidiary, Panasonic Semiconductor Solutions Co., Ltd.

Osaka, Japan, November 27, 2015 – Panasonic Corporation ([TSE:6752] “Panasonic”) today announced that its Board of Directors has decided to succeed operations related to Automotive Module Devices Business (the “AMD Business”) of Panasonic Semiconductor Solutions Co., Ltd. (“PSCS”), a wholly-owned consolidated subsidiary of Panasonic, through an absorption-type company spit (the “Company Split”). The Company Split is expected to take effect on April 1, 2016. Details of the Company Split are outlined below.

The Company Split will be conducted through a simplified absorption-type company split to succeed a part of wholly-owned subsidiary, accordingly, some of the matters and details for disclosure relating to the Company split have been omitted.

1. Purpose of the Company Split

Panasonic positions the automotive business as one of its main business, and significant growth is expected in the safety area of the automotive business in the future. In the safety area, due to increasing needs for reducing traffic accidents in the market, applications for active safety systems is expanding, with which the safety of an automobile is enhanced by carrying multiple sensors such as cameras and sonars on the vehicle.

Panasonic succeeds businesses such as an automotive camera module, a strong functional component operated by PSCS, to its Automotive Electronics Systems Business Division owning vehicle electronics and electric system technology by means of company split, and will operate them centrally. Panasonic aims to expand the system business, which includes ADAS (Advanced Driving Assistant System) in the center, as a new pillar of the automotive business.

Through the Company Split, Panasonic will operate the device business and system business in an integrated fashion and seek to accelerate system proposals in safety area of the automotive business.

2. Summary of the Company Split

(1)	Schedule of the Company Split

	November 27, 2015	Resolution of the Board of Directors on the Company Split
	January 2016 (planned)	Execution of the Company Split agreement
	April 1, 2016 (planned)	Effective date of the Company Split

(Note: Since, for Panasonic, the Company Split falls under a simplified absorption-type company split, as set forth in Article 796, Paragraph 2 of the Companies Act, and for PSCS, the Company Split falls under a short form absorption-type company split as set forth in Article 784, Paragraph 1 of the Companyies Act, resolutions of shareholders’ meetings of both companies concerning approval of the absorption-type company split will not be held.)

(2)	Method of the Company Split

The Company Split is an absorption-type company split in which PSCS is the splitting company and Panasonic is the succeeding company (simplified absorption-type company split).

(3)	Allotment of shares in relation to the Company Split

There shall be no allotment of shares or other consideration upon the Company Split.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights upon the Company Split

PSCS has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Increase or decrease in stated capital as a result of the Company Split

There shall be no increase or decrease in the stated capital of Panasonic as a result of the Company Split.

(6)	Rights and obligations to be transferred to the succeeding company

Panasonic will succeed certain assets, liabilities, agreements, and other rights and obligations which PSCS owns in relation to the AMD Business.

(7)	Prospects for performance of liabilities

Panasonic believes that there will be no concern in fulfilling its obligations required to be performed after the effective date of the Company Split.

3. Outline of Companies that are Parties to the Company Split

		Succeeding Company (As of September 30, 2015)		Splitting Company (As of September 30, 2015)
(1)	Corporate name	Panasonic Corporation		Panasonic Semiconductor Solutions Co., Ltd.

(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan		1 Kotari-yakemachi, Nagaokakyo City, Kyoto, Japan

(3)	Name and title of representative	President, Kazuhiro Tsuga		President, Kazuhiro Koyama

(4)	Principal lines of business	Manufacture and sale of electronic and electric equipment, etc.		Development, manufacture and sales of semiconductor and other related products

(5)	Stated capital	258,740 million yen		400 million yen

(6)	Date established	December 15, 1935		March 10, 2014

(7)	Total number of outstanding shares	2,453,053,497 shares		8,000 shares

(8)	Fiscal year end	March 31		March 31

(9)	Major shareholders and shareholding ratios	Japan Trustee Services Bank, Ltd. (trust account)	5.42%	Panasonic Corporation	100%
		The Master Trust Bank of Japan, Ltd. (trust account)	5.00%
		State Street Bank and Trust Company	3.57%
		Nippon Life Insurance Company	2.81%
		Panasonic Corporation Employee Shareholding Association	1.77%

(10) Financial conditions and business performance for immediately preceding fiscal year

	Panasonic Corporation (Consolidated, U.S. GAAP) (The year ended March 31, 2015)	Panasonic Semiconductor Solutions Co., Ltd. (Non-consolidated, Japan GAAP) (The year ended March 31, 2015)
Net assets	1,992,552 million yen	16,872 million yen

Total assets	5,956,947 million yen	102,546 million yen

Shareholders’ equity per share	788.87 yen	2,109,112.72 yen

Net sales	7,715,037 million yen	121,689 million yen

Notes:	1. Amounts less than 1 million yen have been rounded to the nearest whole 1 million yen amount.
2. As of September 30, 2015, Panasonic holds 132,162 thousand shares of its common stock.
3. For Panasonic, the amount of “Total equity” on consolidated basis in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP) is presented instead of “Net assets.”
4. As for PSCS, the amount of of “Net assets per share” is presented in the “Shareholders’ equity per share” column.

4. Outline of the Business to be Succeeded due to the Company Split

(1)	Outline of the business to be succeeded

Development, manufacturing and sales of automotive module devices products of PSCS

(2)	Operating results of the business to be succeeded

	(100 million of yen)
	Business to be succeeded (a) (The year ended March 31, 2015)	PSCS (b) (The year ended March 31, 2015)	Ratio (a/b)
Net Sales	207	1,217	17%

Note:	Since PSCS started its operation after it succeeded development, manufacturing, and sales of semiconductor businesses from Panasonic by mean of a company split as of June 1, 2014, both Net sales of the PSCS and the business to be succeeded are for the ten (10) months amounts from June 1, 2014 to March 31, 2015.

(3)	Assets and liabilities of the business to be succeeded (As of April 1, 2016 expected)

(100 million yen)
Assets		Liabilities
Item	Book value	Item	Book value
Current assets	89	Current liabilities	66
Fixed assets	18	Fixed liabilities	0
Total	107	Total	66

Note:	Amounts less than 100 million yen have been rounded to the nearest whole 100 million yen amount. Also, the assets and liabilities of the business actually succeeded on the effective date are measured at fair value.

5. Status of Panasonic after the Company Split

Corporate name, head office, name and title of representative, principal lines of business, stated capital and fiscal year end of Panasonic shall not be changed as a result of the Company Split.

6. Financial Outlook

It is expected that there shall be no material effect due to the Company Split on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2016.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

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